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SEC FILE NUMBER
8- 67019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alderman & Company Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Silver Brook Rd
(No. and Street)

Ridgefield	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie E. Doornbos (646) 827-9626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road - PO Box 139 Suite 1040, 2nd Floor Rear	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracie E. Doornbos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alderman & Company Capital, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial & Operations Principal
Title

Notary Public

JOLYNN DADD
Notary Public
State of New Jersey
My Commission Expires Sep 21, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderman & Company Capital, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2012

Alderman & Company Capital

INVESTMENT BANKERS TO THE AEROSPACE & DEFENSE INDUSTRY

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
Alderman & Company Capital, LLC

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC (a Partnership") as of December 31, 2012 and 2011 and the related statements of income and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Alderman & Company Capital, LLC

Table of Contents

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
Fairfield, Connecticut
February 11, 2013

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets		
Cash and equivalents	$ 44,636	$ 11,049
Certificate of deposit	-	12,091
Accounts receivable	-	760
Prepaid expenses	380	366
Total current assets	45,016	24,266
Property and equipment		
Office automation equipment	7,416	7,680
Accumulated depreciation	(3,769)	(4,780)
Net property and equipment	3,647	2,900
Total assets	$ 48,663	$ 27,166
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 400	$ 2,514
Accrued liabilities	9,570	9,401
Total current liabilities	9,970	11,915
Member's equity	38,693	15,251
Total liabilities and member's equity	$ 48,663	$ 27,166

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

	2012	2011
Fee revenue and reimbursed expenses	$ 405,385	$ 148,469
Operating expenses		
Accounting and audit fees	16,700	18,236
Airfare	20,359	6,050
Bank charges	503	1,087
Computer software and supplies	874	116
Conferences	150	455
Connectivity charges	1,785	4,808
Consultants	7,800	4,351
Depreciation	989	752
Dues and subscriptions	1,025	240
Gas, parking and tolls	786	1,146
Graphic design	5,455	2,487
Hotel	5,570	1,797
Insurance	881	364
Interest	-	11
Local transportation	2,068	1,570
Marketing and promotion	921	1,469
Meals	1,216	189
Miscellaneous	146	50
Office supplies	275	1,689
Postage	321	271
Regulatory fees	11,482	7,360
Taxes - franchise	250	250
Telephone	-	391
Total operating expenses	79,556	55,139
Income from operations	325,829	93,330

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

	2012	2011
Other income		
Interest income	43	125
Net income	325,872	93,455
Beginning member's equity	15,251	19,267
Member contributions	32,900	26,000
Member distributions	(335,330)	(123,471)
Ending member's equity	$ 38,693	$ 15,251

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 325,872	$ 93,455
Adjustments to reconcile change in net income to cash provided from operating activities:		
Depreciation	989	752
Decrease in accounts receivable	760	4,240
Increase in prepaid expenses	(14)	(366)
Decrease in accounts payable	(2,114)	(11,536)
Increase in accrued liabilities	169	2,651
Total adjustments	(210)	(4,259)
Net cash provided from operating activities	325,662	89,196
Cash flows from investing activities:		
Acquisition of property and equipment	(1,736)	(1,695)
Proceeds from maturity of certificate of deposit	12,118	10,125
Investment in certificate of deposit	(27)	(100)
Net cash provided by investing activities	10,355	8,330
Cash flows from financing activities:		
Member contributions	32,900	26,000
Member distributions	(335,330)	(123,471)
Net cash used in financing activities	(302,430)	(97,471)
Net increase in cash and cash equivalents	33,587	55
Beginning cash and cash equivalents	11,049	10,994
Ending cash and cash equivalents	$ 44,636	$ 11,049
Supplemental disclosures:		
Interest paid	$ -	$ 11

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing, depending upon the terms of the contract.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2012 since there are no accounts receivables at year-end.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions.

NOTE 3 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. A single client accounted for over 77% of revenues for the year ended December 31, 2012.

The Company operates in the aerospace and defense industry.

NOTE 4– NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $34,666, which was $29,666 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was .29 to 1.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2012 through February 14, 2013, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2012
Schedule I

Net Capital		
Total member's equity	$	38,693
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		38,693
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		38,693
Deductions/other charges:		
Accounts receivable		-
Prepaid expenses		380
Net property and equipment		3,647
Total deductions/other charges		4,027
Net capital	$	34,666
Aggregate indebtedness		
Accounts payable and accrued expenses	$	9,970
Total aggregate indebtedness	$	9,970
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	29,666
Ratio: Aggregate indebtedness to net capital		28.76%

See report of independent auditor.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2012
Schedule II

Net Capital as reported on 4th Quarter Focus	$	34,665
Adjustments from 4th Quarter Focus to Annual Audit		
Rounding		1
Total adjustments		1
Revised Net Capital as reported in the Annual Audit	$	34,666

See report of independent auditor.

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Alderman & Company Capital, LLC

In planning and performing our audit of the financial statements of Alderman & Company Capital, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rollleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
February 11, 2013

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

INDEPENDENT ACCOUNTANT"S REPORT ON APPLYING AGREED UPON PROCEDURES

To the Member of
Alderman & Company Capital, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Alderman & Company Capital, LLC and the Securities and Exchange Commission, Financial Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Alderman & Company Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) Alderman & Company Capital, LLC's management is responsible for the Alderman & Company Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
February 11, 2013

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2012

Schedule of Assessment Payments

General Assessment		$ 1,014
Payments Made:		
Date Paid:		
Applied	40	
August 15, 2012	160	
Total payments		(200)
Interest on late payment(s)		-
Total assessment balance and interest due		$ 814
Payment (refund applied) made with Form SIPC 7		$ 814

See accountant's report on SIPC General Reconciliation report.

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2012

Schedule of Assessment Payments

Total revenues	$	405,428
Additions:		
None		-
Deductions:		
None		-
SIPC net operating revenues	$	405,428
General assessment	$	1,014

See accountant's report on SIPC General Reconciliation report.